FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal first quarter March 1, 2002 - May 31, 2002

Concordia Bus AB (publ)
(Translation of registrant's name into English)
Solna Strandvag 78, 17154 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-_______________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date June 28, 2002 By: [signature]
Vasant Mistry
Chief Financial Officer

3

CONCORDIA BUS AB
STOCKHOLM, SWEDEN

FIRST QUARTER
MARCH 1, 2002 – MAY 31, 2002

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

5

CONCORDIA BUS AB (PUBL)
FIRST QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Concordia Bus AB ("Concordia" or the "Company") hereby submits the unaudited interim financial statements for the three month period ended May 31, 2002. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group of which Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 8. The financial statements of Concordia are prepared in accordance with accounting principles generelly accepted in Sweden ("Swedish GAAP"), which differ in various respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year ("fiscal 2003" for the year ended February 28, 2003). The end of the first financial quarter for Concordia is May 31 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2002 has revised its accounting principle for provisions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results For an explanation of the impact, see "notes to unaudited consolidated interim financial statements".

Financial Highlights

The following table summarizes Concordia's results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Three months ended May 31, 2002 compared to the three ended May 31, 2001

	2002		2001	
	SEK million	**%**	**SEK million**	**%**
Revenues	1,199	100.0%	1,065	100.0%
Operating profit (loss)	5	0.4%	(7)	(0.7)%
EBITDAR(1)	168	14.0%	135	12.7%
EBITDAR before exceptional items (2)	168	14.0%	98	9.2%
Net loss	(47)	(3.9)%	(60)	(5.6)%

(1) EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions) EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Concordia's operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under "Consolidated statement of operations" on Page 8 of this quarterly report, prepared under Swedish GAAP.

(2) Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items. See Note 2.

Three months ended May 31, 2002 compared to the Three months ended May 31, 2001

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section "Liquidity and capital resources" which provides analysis between the respective year to date periods, which for the first quarter are the same.

Revenues
Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues increased SEK 133 million, or 13%, from SEK 1,065 million for the three months ended May 31, 2001 to SEK 1,199 million for the quarter ended May 31, 2002. Revenues from the provision of bus services for local public transportation authorities increased by SEK 138 million, or 15%, from SEK 931 million for the three months ended May 31, 2001 to SEK 1,069 million for the three months ended May 31, 2002. This increase is principally due to a net revenue gain of SEK 101 million from the new Stockholm contract, which Swebus started to operate on March 4, 2002, the net impact from our won and lost contracts open for renewal of SEK 12 million and increased revenue from contracts renewed at higher prices of SEK 12 million.

Revenues from express bus services increased by SEK 3 million, or 4%, from SEK 70 million for the three months ended May 31, 2001 to SEK 73 million for the three months ended May 31, 2002. This increase is largely due to the increased numbers of passengers carried and through the operation of new routes.

Revenues from coach hire services declined by SEK 3 million or 8% from SEK 39 million for the three months ended May 31, 2001 to SEK 36 million for the three months ended May31, 2002. The revenue decline was attributable to increased competition in a slower tourist market due to travelers concerns over potential terrorist events

Other revenues amounted to SEK 20 million for the three months ended May 31, 2002 and SEK 25 million for the three months ended May 31, 2001. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Loss on Sale of Fixed Assets
The net of gain and losses on our sale of fixed assets is comprised of sales of real estate, buses and other assets held by Concordia. Gain on sale of fixed assets was SEK 365,000 for the three months ended May 31, 2002, a decrease of SEK 38 million from the profit on sale of fixed assets of SEK 39 million for the three months ended May 31, 2001. Of this amount, SEK 38 million was due to the sale of properties in the previous quarter.

Operating Costs
Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs and Operating Lease Charges. Operating costs increased by SEK 89 million, or 9%, from SEK 1,012 million for the three months ended May 31, 2001 to SEK 1,099 million for the three months ended May 31, 2002. This increase is due to a number of factors, which are explained below.

Additionalfactors
There has been an 11 % increase in personnel costs, by SEK 64 million to SEK 657 million, for the three months ended May 31, 2002 from to SEK 593 million for the three months ended May 31, 2001. The increased costs are largely due to an effective 3.2% increase in salary for employees and new traffic operations in Stockholm. The wage cost increase was mitigated by the benefits from reorganization of operations following the redundancies of some 80 staff of SEK 9 million and improved productivity from new more efficient traffic plans of approximately SEK 4 million.

In addition, fuel, tires and other consumable costs increased by 4% by SEK 8 million, to SEK 226 million for the three months ended May 31, 2002 from SEK 218 million for the three months ended May 31, 2001. The average fuel cost for the three months was SEK 5.38 per liter compared to 5.53 per liter for the same three months last year resulting in fuel cost savings of SEK 6 million. The decrease was offset by increased traffic volume from Stockholm contract of SEK 11 million. The remaining increase of SEK 3 million was an effect of the increase in maintenance and tire costs arising mainly from the new traffic volumes.

Other external costs decreased 6% by SEK 10 million, to SEK 149 million for the three months ended May 31, 2002 from SEK 159 million for the three months ended May 31, 2001. The decrease was largely due to a decrease in damage costs of SEK 6 million which were exceptionally high in the three months ending May 31, 2001 and a reduction in administrative overheads of SEK 3 million. Facility rent increased by SEK 7 million due to the sale and lease back of property. These costs were post EBITDAR during the three months ended May 31, 2001.

Operating lease charges increased by SEK 25 million to SEK 67 million for the three months ended May 31, 2002 from SEK 42 million for the three months ended May 31, 2001. This iecrease was principally a result of increased operational leasing of buses. Total number of buses under operating leases were 838 as of May 31, 2002.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreased by SEK 4 million from SEK 99 million for the three months ended May 31, 2001 to SEK 95 million for three months ended May 31, 2002 as result of increased operational leasing. Total goodwill amortization included in depreciation during the period was SEK 11 million for both periods.

Operating Profit

Operating profit increased by SEK 12 million from a loss of SEK 7 million for the three months ended May 31, 2001 to a profit of SEK 5 million for the three months ended May 31, 2002, largely as a result of improved margins from new contracts and the impact of our cost reduction initiatives.

Operating loss from bus operations for public authorities improved by SEK 54 million from an operating loss of SEK 39 million for the three months ended May 31, 2001 to a profit of SEK 15 million for the three months ended May 31, 2002. This was largely due to our new contracts which provide higher margins to us and from cost reductions. Operating profit from Express Bus services was higher at SEK 5 million for the three months ended May 31, 2002 compared to SEK 3 million for the three months ended May 31, 2001. Operating profit from coach hire services was SEK 2 million for the three months ended May 31, 2002, compared to operating profit of SEK 5 million for the three months ended May 31, 2001 due largely to a reduction in revenue.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expences remained constant at SEK 72 million for the three months ended May 31, 2002. This result can be primarily attributed to an increase in the effective interest margin of SEK 5 million which was offset by increased income due to a high cash balance resulting from improved liquidity arising from the refinancing of our senior credit facilities and a stronger Swedish krona versus the Euro.

Taxes

The standard rate of taxation in Sweden is 28%. We did not pay any taxes for the year ended February 28, 2002.

Reorganization

During the three months an extensive restructuring exercise was undertaken at our Swedish and Norwegian subsidiaries. We have so far reduced the over all head count by some 85 employees. A further review is continuing and we expect further potential savings from additional reductions in administrative staff through a consolidation of positions and a reorganization of our group structure. Annualised savings from these redundancies are expected to be approximately SEK 28 million. We have begun to see the benefit of this reduction in the results for this reported three months.

Trend Information

Tendering activity is generally at a low level during the first half of the calendar year. There were altogether some 30 buses tendered. Swebus has not won or lost any tenders. In Norway Stavanger city traffic conducted a tender covering some 134 buses. One of our competitors retained the contract.

During the remainder of the financial year ending February 28, 2003 we expect that 1,377 buses will be up for tender in the local public bus transportation market, of which Concordia has 401 buses or 29% of the total. Concordia will have 309 buses in Sweden, 32 buses in Finland and 60 buses in Norway under tender.

8

Management believes that the favorable pricing environment in Sweden and moderate price increases in Finland will continue. The public transportation industry is counter-cyclical and in a recessionary environment increased unemployment eases the pressure on driver recruitment and increases the demand for public transportation.

Liquidity and Capital Resources

Concordia will require cash principally to repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB in January 2000. Most of this indebtedness is comprised of the senior subordinated notes and the borrowings under senior loan facilities outstanding.

During February 2002 Concordia restructured its credit facilities with the issue of additional senior subordinated bonds of €60 million. The proceeds were used to pre-pay senior credit facilities to provide adequate liquidity and to fund purchase of buses for our new Stockholm contract which started 4th March 2002

The outstanding amount of the senior subordinated notes as of May 31, 2002 was €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity.

The senior credit facilities currently include a term loan of SEK 850 million, a bullet loan of SEK 215 million, a general-purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million. The loan accrues interest of STIBOR or EURIBOR plus 2.00%. As of May 31, 2002, SEK 1,022 million of this facility was outstanding. As of May 31, 2002 Concordia had total net indebtedness of SEK 2,272 million. The interest expense for the three months ended May 31, 2002 was SEK 62 million. Concordia Bus has complied with all of its covenants as of May 31, 2002.

Concordia has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its debt obligations. See the sub-heading "Foreign Exchange" in the section "Quantitative and Qualitative Disclosure about Market Risk."

Net cash provided by operating activities was SEK 79 million for the three months ended May 31, 2002. The increase was largely attributable to improved margins from new revenues and cost containment.

Gross capital expenditures on tangible assets totaled SEK 161 million for the quarter ended May 31, 2002. Of the total capital expenditures, SEK 4 million related to purchase of equipment and SEK 157 million for the purchase of buses.

9

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

- Interest rates on debt;
- Foreign exchange rates;
- Fuel prices; and
- Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates
We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We currently hedge our exposure to interest rate fluctuations through the use of derivative instruments. Our policy is to ensure that interest rate payments on at least 50% of our senior term loans are hedged for a period of approximately three years. We have entered into Swedish Kronor interest rate swaps to fix a portion of the payments we make under the senior facility. We have also entered into Euro interest rate swaps to fix a portion of our loans in Euro, for our operations in Finland.

Based on variable debt levels at May 31, 2002 of SEK 1,022 million, a 1% change in interest rates would impact net interest expense by approximately SEK 10.2 million per annum, in addition a 1% change in interest rates would increase operating lease charges by SEK 7 million per annum. Senior subordinated notes outstanding at May 31, 2002 with a carrying value of SEK 1,459 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange
We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest payments in Euro on our senior subordinated notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge at least 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate. See the subheading "Liquidity and Capital Resources" in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 8 million per annum.

Fuel Prices
Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollar and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 2003. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at fixed dollar prices and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs.

Inflation
Inflation had no material impact on our operations during the quarter ended May 31, 2002 or the year ended February 28, 2002. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 9 million per annum when compared to the previous year.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FIRST THREE MONTHS

	Note	March 1, 2002 – May 31, 2002	March 1, 2001 – May 31, 2001
(in millions of SEK except loss per share)		(Unaudited)	(Unaudited)
Net revenue	**1**	**1,199**	**1,065**
Fuel, tires and other consumables		(226)	(218)
Personnel costs		(657)	(593)
Operating Lease Charges	**5**	(67)	(42)
Other external costs		(149)	(160)
Gain (Loss) on sale of fixed assets		0	39
Depreciation and amortization		(95)	(99)
Operating Profit (Loss)	**1,2**	**5**	**(8)**
Interest income		2	1
Interest expense and similar items	**3**	(74)	(73)
Financial income and expenses		**(72)**	**(72)**
Loss after financial items		**(67)**	**(80)**
Taxes		20	19
Net loss for the period		**(47)**	**(61)**
Loss per share (thousands of SEK)		**(9,400)**	**(12,000)**

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

Concordia Bus AB (publ)
556576-4569

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	May 31, 2002	Feb 28, 2002
(In millions of SEK)		(Unaudited)	
Fixed assets			
Goodwill		798	809
Total intangible fixed assets		**798**	**809**
Buildings and land		1	1
Equipment, tools, fixtures and fittings		41	44
Vehicles		2,054	1,971
Total tangible fixed assets		**2,096**	**2,016**
Capitalized borrowing costs		100	103
Other long-term receivables		14	14
Receivable due from group companies		29	23
Total financial fixed assets		**143**	**140**
Total fixed assets		**3,037**	**2,965**
Current assets			
Inventories		33	31
Accounts receivable		327	343
Other current receivables		71	26
Accrued income and prepaid expenses		164	157
Total receivables		**562**	**526**
Cash and bank balances	4	208	422
Total current assets		**803**	**979**
TOTAL ASSETS		**3,840**	**3,944**

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

Concordia Bus AB (publ)
556576-4569

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS' EQUITY AND LIABILITIES	Note	May 31, 2002	Feb 28, 2002
(in millions of SEK)		(Unaudited)	
Shareholders' equity			
Restricted equity			
Share capital (5 000 shares at par value SEK 100)		1	1
Total restricted equity		**1**	**1**
Non-restricted equity			
Retained earnings		446	726
Net loss		(47)	(283)
Total non-restricted equity		**399**	**443**
Total shareholder's equity	**8**	**400**	**444**
Liabilities			
Provisions:			
Provisions for pensions and similar commitments		68	68
Deferred tax liability		127	146
Total provisions		**195**	**214**
Non current liabilities			
Liabilities to credit institutions	4	1,021	1,021
Senior subordinated notes	4	1,459	1,454
Liabilities to group companies		11	5
Total non current liabilities		**2,490**	**2,480**
Current liabilities			
Short-term portion of long-term liabilities	4	1	39
Accounts payable		169	163
Income tax liabilities		-	1
Other current liabilities		122	179
Accrued expenses and deferred income		462	424
Total current liabilities		**755**	**806**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**3,840**	**3,944**

PLEDGED ASSETS AND CONTINGENT LIABILITIES	7	May 31, 2002	Feb 28, 2002
		(unaudited)	
Pledged assets		3 399	3 300
Contingent liabilities		649	649
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		**4,048**	**3,949**

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The accompanying notes are an integral part of these Consolidated Interim Financial Statements

14

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2002 – May 31, 2002	Group March 1, 2001 – May 31, 2001
		(Unaudited)	(Unaudited)
Cash flow from operating activities			
Loss after financial items		(67)	(80)
- Reversal of depreciation and amortization		95	99
- Reversal of capital (gains) losses		-	(39)
Change in interest receivables		1	96
Change in interest liabilities		51	(68)
Paid taxes		(1)	(1)
		79	7
Change in working capital			
Increase (-)/decrease (+) in stock		(2)	(3)
Increase (-)/decrease (+) in current receivables		(200)	43
Increase (+)/decrease (-) in current liabilities		107	(75)
Net cash flow provided by (used in) operating activities		**(16)**	**(28)**
Cash flow from investing activities			
Investments in financial fixed assets		(1)	
Investments in land, buildings, machinery and equipment		(161)	(11)
Sales of land, buildings, machinery and equipment		2	60
Sale of financial fixed assets		-	7
Net cash flow used in investing activities		**(160)**	**56**
Cash flow from financing activities			
Payments of long-term borrowings		(39)	(131)
Net cash flow provided by (used in) financing activities		**(39)**	**(131)**
INCREASE (DECREASE) IN CASH AND BANK BALANCES		**(215)**	**(103)**
CASH AND BANK BALANCES AT BEGINNING OF PERIOD		**422**	**241**
Translation difference		**1**	**3**
CASH AND BANK BALANCES AT END OF PERIOD		**208**	**141**

15

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus AB, together with its subsidiaries ("Concordia"), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

The unaudited consolidated financial statements for the year ended May 31, 2002 and 2001 include adjustments, all of which are normal recurring adjustments, which Concordia's management considers necessary for a fair presentation of the results for these unaudited periods.

Accounting principles

The same accounting policies and methods of computation are followed in three months ended May 31, 2002 consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2002 have revised the accounting principle for provisions. In accordance with new accounting recommendations under Swedish GAAP any provisions necessary are reflected through a restatement of the historical financial results.

For the purpose of computing the Provision for Loss making contract , contract profitability were grouped at a regional level and it was possible to offset the loss making contracts against profitable contracts. Effective March 1, 2002, Swedish GAAP does not permit the grouping. The management has provided for such loss making contracts at the lowest level for each separate identifiable independent cash flows. Losses are recognized in the period which the management determines that cumulative losses will be incurred on a particular contract. The loss is computed after taking account of direct costs and the depreciation of buses which will be used to meet the service obligation. The impact of restating prior periods is as follows:

Revenue	**Previously reported**	**Change in accounting policy**	**Change in accounting policy** (tax effect)	**Restated amounts**
Net loss for the three month period ended May 31, 2001	(60)	(1)	0	(61)
Shareholder's equity as of				
February 28, 2001	723	(27)	8	704
February 28, 2002	444	(31)	9	421

Going concern

The financial Statements have been prepared under the going concern concept. Attention is drawn to Note 9.

These unaudited interim financial statements have been prepared in accordance with the recommendations issued by the Swedish Accounting Council's recommendation regarding interim financial statements.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	March 1, 2002 – May 31, 2002	March 1, 2001 – May 31, 2001
CPTA – Sweden	840	704
CPTA – Norway	103	93
CPTA – Finland	127	134
Total CPTA	*1,069*	*931*
Express	73	70
Interbus	36	39
Total bus operations	*1,178*	*1,040*
Other revenue and group elimination	20	25
Total revenue	**1,199**	**1,065**

Operating profit (loss) by segment, before overhead allocation

Operating profit (loss)	March 1, 2002 – May 31, 2002	March 1, 2001 – May 31, 2002
CPTA – Sweden	20	(30)
CPTA – Norway	(2)	(6)
CPTA – Finland	(3)	(3)
Total CPTA	*15*	*(39)*
Express	5	3
Interbus	2	5
Total Express and Interbus	*7*	*8*
Total bus operations	*22*	*(31)*
Gain of sale of fixed assets	0	39
Goodwill amortization	(11)	(11)
Head office items and others	(6)	(4)
Total operating profit	**5**	**(7)**

Note 2. Items affecting comparability and other exceptional items*

MSEK	March 1, 2002 – May 31, 2002	March 1, 2001 – May 31, 2001
Gain / (Loss) on Sale of Property	-	37
Total	-	**37**

* Exceptional items are those, which the management believes, are non-recurring and of a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.

Note 3. Interest expense and similar items

MSEK	March 1, 2002 – May 31, 2002	March 1, 2001 – May 31, 2001
Interest cost payable	(62)	(58)
Amortization of deferred financing costs	(4)	(4)
Other financial charges	(4)	(4)
Foreign exchange gains/(losses)	(4)	(7)
Total	**(74)**	**(73)**

Note 4. Liabilities to credit institutions and net indebtedness

MSEK	May 31, 2002	February 28, 2002
Syndicated bank facility, STIBOR/EURIBOR	1,022	1,061
Senior Subordinated Notes, 11%	1,459	1,454
Liabilities to credit institutions	**2,481**	**2,515**
Other long-term liabilities	-	-
Total debt	**2,481**	**2,515**
Less current maturities	(1)	(422)
Less Cash and bank balance	(208)	(422)
Net indebtedness	**2,272**	**2,093**

Note 5. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	May 31, 2002	February 28, 2002
Net present value of future lease payments		
- Vehicles	701	683
- Real estate and other	63	65
Total	**764**	**748**

Note 6. Fair value of financial instruments

Fuel hedge contracts

Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended May 31, 2002, 33% of Concordia's fuel usage was hedged at a fixed price for the coming 12 months. The hedge contracts expire February 28, 2003 and May 31, 2002.

Interest/currency hedges

Certain of Concordia's borrowings are on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps, which gives Concordia a larger portion of fixed interest rate arrangements. The policy is intended to ensure that interest payments on at least 50% of the loans are hedged for at least 3 years.

The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements As of May 31, 2002, 50% of the interest payments on the senior subordinated notes €160 million were hedged for the coming 3 years.

Note 7. Pledged assets and contingent liabilities

MSEK	May 31, 2002	February 28, 2002
Pledged shares in subsidiaries	1,311	1,312
Mortgage deeds	-	-
Floating charge certificates	117	17
Pledged assets	1,971	1,971
Guarantees and other contingent liabilities	1	1
Conditional shareholder's contribution	648	648
Total	**4,048**	**3,949**

The following securities exist as of May 31, 2002:

The company has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of
Swebus Fastigheter AB,
Swebus AB,
Concordia Bus Finland Oy AB,
Swebus Bus Co AB;
Ingenior M.O. Schoyens Bilcentraler AS

Swebus Fastigheter AB has pledged the shares of
Alpus AB,
Enköping-Bålsta Fastighets AB, and
Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of 1,971,000,000;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of FIM 7,100,000.

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000;

Note 8. Equity

MSEK	Restricted equity	Unrestricted equity
Opening balance March 1, 2002	1	443
Net loss for the year	-	(47)
Change in cummulative translation adjustment	-	3
Ending balance May 31, 2002	**1**	**399**

Note 9. Going Concern Risk

Concordia Bus AB ("Concordia") is a holding company, with its main asset being the investment in Concordia Bus Nordic AB (and subsidiaries). This means that Concordia Bus AB and Concordia Bus Nordic's ability to service its existing debt (interest and amortization) is dependent on transfer of profits from the underlying business. Profits generated by the underlying business during the period March 1, 2002 – May 31, 2002 has not been sufficient to cover Concordia's costs.

Concordia Bus Nordic is continuing to implement several cost-reduction initiatives and has started to see signs of significant improvements in compensation levels from its contracts with public transportation authorities.

If these subsidiaries are not successful in its cost-cutting initiatives and its losses continue, these companies' equity base may need to be restored, they may need waivers from its lenders or additional cash funding in order to continue to present its financial statements under the assumption of a going concern. If such equity funding, waivers or cash funding is not obtained, the investment in these subsidiaries may be impaired and the group may not be able to continue under the assumption of going concern.

These financial statements have been prepared under the assumption that the group will be successful in its initiatives and consequently they have been prepared under the assumption of going concern. These financial statements is also prepared under the assumption that Concordia's subsidiaries will be in compliance with its debt covenants for the upcoming 12-month period. If Concordia would be in breach of any of its debt covenants during the next 12 months, a major portion of its long term debt amounting to SEK 2,481 million could potentially become due and payable and hence such amount of the loans should have been classified as short term as of May 31, 2002.

20

CONCORDIA BUS AB
STOCKHOLM, SWEDEN

FIRST QUARTER
MARCH 1, 2002 – MAY 31, 2002

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.